SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

YANTAI DAHUA HOLDINGS COMPANY LTD.

7 Temasek Boulevard #04-02, Suntec Tower One, Singapore 038987

(Address of Principal Executive Offices)

Copies to:

Richard A. Friedman, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

East of Muping, Yantai, Shandong, People’s Republic of China

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Entry into a Material Definitive Agreement; Completion of Acquisition of Disposition of Assets;

Unregistered Sales of Equity Securities; and Changes in Control of Registrant.

On December 21, 2007, Yantai Dahua Holdings Company Ltd. (“Yantai”) acquired all of the issued and outstanding shares of China Agro-Technology Ltd. (“China Agro”), a British Virgin Islands corporation, from the shareholder of China Agro pursuant to a Stock Exchange Agreement (the “Acquisition Agreement”). Pursuant to the terms of the Acquisition Agreement, we issued an aggregate of 288,000,000 shares of common stock (the “Shares”) to the shareholder and/or designees of the shareholder of China Agro.  The Shares were not registered under the Securities Act of 1933, as amended (the “Act”) and were issued in the reliance upon the exemptions from registration provided by section 4(2) of the Act and/or Regulation S, on the basis that the acquisition is a transaction not involving a public offering. All certificates evidencing the Shares bear a customary form of investment legend and may not be sold, pledged, hypothecated or otherwise transferred unless first registered under the Act or pursuant to an available exemption from such registration requirements.

In connection with the Acquisition Agreement, the name of the Company is being changed to China Agro-Technology Holdings Ltd. (“CAT”)  Accordingly, all references to the “Company,” “CAT,” “we,” “us”, or “our,” in this Form 6-K shall include the Company including any and all of its subsidiaries.

In addition, on December 21, 2007, the Company entered into a Subsidiary Stock Purchase Agreement (the “Disposition Agreement”) with Tang Yuxiang (“Tang”), pursuant to which it sold all of the shares of common stock of Australia China Investments Limited, its wholly-owned company (“Australia China”) to Tang in exchange for Tang assuming all of the debt of the Company prior to the Acquisition Agreement.

The amount of consideration paid to the China Agro Shareholder for China Agro was determined through arm’s-length negotiations between these parties and the Company. There are no material relationships between the China Agro Shareholder and the Company or any of its affiliates, any directors or officers of the Company, or any associate of such directors or officers.

Following the closing of the Acquisition, we had 321,447,000 shares of its common stock issued and outstanding.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

Effective December 21, 2007, the following persons resigned as officers and/or directors of the Company: Tang Yuxiang; Yu Shou Ping; Qiao Xuezhou; Wang Xian; Jiang Min; Qu Shuzhi; Yu Zhou; Xiong Shi Gui; and Qu Dongqing.

Below are the names and certain information regarding the Company’s executive officers and directors following completion of the acquisition.

Name	Age	Position
Dr. He Tian	56	Chairman and Chief Executive Officer
Paw Yew Hock	39	Chief Financial Officer and Director
Tang Qiu Ting	39	Chief Operating Officer
Cheong Kum Hong	48	Independent Director
Chen Zhi Wei	23	Independent Director
Lee Chong Gim Daniel	40	Independent Director

Officers are elected annually by the Board of Directors, at our annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors

Dr. He Tian –Chairman and  Chief Executive Officer

On December 21, 2007, Dr. He was appointed as the Chairman of our Board of Directors and as our Chief Executive Officer (Interim).  From 2000 to 2007, Dr. He has conducted extensive research into the area of agro-technology and has successfully completed experimental field testing for bamboos, roses, broussonetia papyrifera, agarwood, etc.

Dr. He was one of the early entrepreneurs to enter the Chinese market in the early 1980s. Possessing a keen insight into Chinese corporate philosophy Dr. He quickly established excellent high-level working relations within China and was subsequently appointed to various key positions including economic advisory roles in Hainan, Guangxi, Sichuan and Shandong Provinces and Beijing from 1980 to 2000.  With years of corporate experience, Dr. He holds advisory positions for key Chinese corporations including China Metallurgical, Beijing Securities and China Securities. In addition to his business acumen, Dr. He has an in-depth knowledge of Chinese literature and culture.

Dr. He holds a Doctorate of Philosophy in Business Management from Honolulu University, a degree in Business Studies from the Nanyang University of Singapore and a Master’s Degree in Business Administration from the East Asia University of Macau. His 20 years of financial and operational experience within the Chinese market is a key contributing factor to the success of the Group’s operations in China.

Paw Yew Hock – Chief Financial Officer and Director

On December 21, 2007, Mr. Paw was appointed as a member of our Board of Directors and as our Chief Financial Officer.  Mr. Paw is the Group’s  Director and Chief Financial Officer responsible for all aspects of financial management and accounting. He has extensive experience in accountancy, auditing and business consulting.  Prior to joining the Group , from September 2000 to September 2005, he was a Manager in Soh & Wong Management Consultants Pte Ltd., where he was responsible for executing consulting assignments in business planning, reviewing financial operations, implementing management reporting systems and assisting clients in preparation of profit forecasts.  In addition, Mr. Paw was employed as an Audit Assistant, Assistant Manager and company Director in various public accountancy firms between 1993 and 2000. He holds a Bachelor of Accountancy from the Nanyang Technological University and has been a member of the Institute of Certified Public Accountants of Singapore since 1999.

Tang Qiu Ting – Chief Operating Officer

On December 21, 2007, Mr. Tang was appointed as our Chief Operating Officer.  Mr. Tang is the Group’s Chief Operating Officer responsible for all of CAT’s operations in China. Mr Tang has more than 20 years of experience in senior management, operations, hotel management and the electrical development sector. Before joining the Tian Investments Group Ltd he was the Vice Chairman of the Hong Kong Qi Sheng Group from June 2001 to June 2007, responsible for business planning and securing new investment projects. He has also served as the General Manager (Eastern China) of the Guang Dong Wei Xiong Group from 1997 to 2001 and was in charge of marketing five well-known brands including Soben and Zhengye electronics. Mr. Tang was also the Senior Director of the Shenzhen Xindu Hotel in China from 1990 to 1996. Mr. Tang, an MBA Research Associate of Renmin University of China, has an in-depth knowledge of Chinese business policies and markets.

Cheong Kum-Hong –Independent Director

On December 21, 2007, Mr. Cheong was appointed as a member of our Board of Directors.  Since November 1999 to March 2007, Mr. Cheong has also been the Chief Investment Officer and a Director of Commerzbank Asset Management Asia in Singapore. Before joining Commerzbank Asset Management Asia in 1999, Mr. Cheong worked for DBS Asset Management from July 1995 to October 1999, where he was the Chief Investment Officer. Prior to this appointment from February 1991 to June 1995, Mr. Cheong headed the Asian investment team of Nippon Life Insurance of Japan based in Singapore. He was with the investment bank of Citibank, Singapore as a member of the bank’s proprietary trading team. Mr. Cheong started work at the Government of Singapore Investment Corporation in 1986. Mr. Cheong graduated from the University of Tokyo, Japan with a Bachelor of Arts degree in Economics. He is a Chartered Financial Analyst.

Chen Zhi Wei – Independent Director

On December 21, 2007, Mr. Chen was appointed as a member of our Board of Directors.  Since January 2005, Mr. Chen has served as a research scholar in the National University of Singapore.  From June 2003 to February 2004 he was a Research Assistant in Ministry of Finance, China. He earned a Master of Science degree in Real Estate Finance from National University of Singapore in 2007 and a Bachelor’s degree in Economics from Tsinghua University, China in 2004.

Lee Chong Gim Daniel –Independent Director

On December 21, 2007, Mr. Lee was appointed as a member of our Board of Directors.  Mr. Lee received a Masters of Commerce Degree with Honours from the University of Auckland, New Zealand in 1991. Since March 2006, Mr. Lee has been the Group’s Independent Director and the Managing Director of Andanlan Artha Advisindo Capital Pte Ltd., a wholly-owned representative office of PT Andalan Artha Advisindo Securits.  The latter institution has won awards from IFR, Asia Money as the Best Bond House and leading bonds underwriters in Indonesia.  From January 2003 to March 2005, Mr. Lee was also the Finance Controller of Blue Water Energy Services Pte. Ltd. responsible for management and securing financing projects in Indonesia. He has also served as a Director in Portworth Resources Pte Ltd from 2001 to 2002 and was the Finance and Administration Director in Ceramic Technologies Pte. Ltd. Prior thereto, he has also worked as an Assistant Director in MeesPierson Asia Ltd and was the Manager, Citibank NA Private Banking Group as well as the Senior Manager in the Overseas Union Bank Ltd, Corporate Banking Division.

BUSINESS OF THE COMPANY AFTER THE ACQUISITION

OVERVIEW

We own 100% of the shares in China Agro, which in turn owns 100% of the shares in Tian Agro Technology Ltd., a British Virgin Islands company, which in turn owns 100% of the shares in Tian Agro-Technology Pte Ltd, a Singapore incorporated company, which in turn owns 80% of the shares in Qingyuan Zhao Tian Eco-Agriculture Co., Ltd. Qingyuan City Zhao Tian Eco-Agriculture Co., Ltd was set up in Qingyuan City, Guangdong Province, People’s Republic of China, or PRC, in 1997 for the purpose of eucalyptus cultivation.

The origin of our business could be traced back to 1980’s when eucalyptus trees were first introduced to PRC. We currently own and operate a eucalyptus plantation with approximately 16,650 acres.

The Chinese government has been encouraging investment into the fast-growing and high-yielding eucalyptus forests since 1988. It has been providing significant capital subsidies and investment incentives such as allocating land for the establishment of fast-growing pulpwood plantations. To support these projects, the government has also streamlined the sector’s investment approval process. The fast-growing and high-yielding Timber Plantation Development Program in key regions was initiated and aimed at resolving the supply of timber and at the same time mitigating the pressure of demand on forest resources.

Leveraging on this business opportunity, we believe that we have developed a competitive advantage in forest biotechnology. We are primarily involved in the ownership, management and operation of Genetically Engineered plantations, (including Eucalyptus Tree, or GEET) and the non-tube clone plantations, in China and selling and marketing of such proprietary rights and technical know-how to the global market.

Our strength is our group of highly innovative research scientists and agronomists who specialize in the research and development of agriculture and intelligent computer non-tube plant propagation technology. Driven by biotechnology, we are able to achieve output increases through the shorter growth period. Our genetically engineered eucalypt strains are suitable for cultivation at different climatic conditions and are able to grow within four to five years to a height of 82 to 131 feet, as compared to other species that took about six to eight years to reach the same height. Our genetically engineered eucalyptus trees also yield 50% more in wood timber than those which, to our knowledge, currently leads the world in eucalyptus production. Other unique features of our GEET include increased resistance against pests and weeds, ability to flourish under adverse weather and soil conditions, reduced usage of agro-chemical and growth of at least eight rotations over a period of 50 years without the need for replanting of new saplings.

Following on the proven success of our technological know-how, we are currently marketing a technology transfer program using our genus of eucalypt strains, fertilizer mix, and growing methodology and process to regional countries. Contacts have been established with the various Agricultural Ministries in the regional countries and negotiations are underway to conclude technical transfer and service agreements. Our first technology transfer contract with Sebuku Nusatara Indonesia Perkasa, an Indonesian company, will form the framework for other programs.

We will continue to harvest the mature eucalyptus trees on the existing plantation for the subsequent years and increase our plantation operation. We will also execute new growth strategy through the selling of our technological know-how to regional countries.

PROPERTIES

In PRC, plantation lands are owned by the state and are managed by regional forestry bureaus in a wholly or collectively-controlled manner. The forestry bureaus allocate annual logging quotas. We own “purchased-tree” plantations where we acquire the right to sell the tree and lease the land for replanting for a period of 50 years. The land was purchased through privately-owned or collectively-owned entities. We will then cultivate the trees with optimal capital expenditure. After harvesting, we can exercise our option to replant the land.

Our eucalyptus trees are cultivated in several separate plots of land to minimize the risk of a total destruction of the eucalyptus cultivation should there be an event of fire, adverse weather or pests and weeds, which might attack the cultivated eucalyptus trees. Currently our total cultivated land size is approximately 16,650 acres.

THE FORESTRY INDUSTRY

The global consumption of forestry products has more than doubled over the last 30 years as global population continues to grow. The demand for imported raw material for Asia-Pacific region’s low-cost timber manufacturing industries is increasing sharply, thereby establishing a more expansive market for international suppliers. The Asia-Pacific region forestry community possesses the advantage of greater periods of harvesting and re-growth in comparison to other countries that experience periods of dormancy caused by adverse weather and seasonal conditions. With this benefit over other competition, the Asia-Pacific market is being challenged to cope with constantly shifting goals and expectations as it begins to experience rapid evolution of social, economic and environmental issues that impact policies, legislation, and institutions. The increased demand generated the immediate regulation and monitoring of the industry. Yet, the forestry industry is estimated to be shrinking by 23.2 million acres per annum. This is partly due to conservation pressure from the government, environmental and consumer advocacy groups on lumbering operations worldwide.

The forestry industry involves harvesting, silviculture (the growing and cultivation of trees), milling, value-added processing and manufacturing. Globally, the industry is being pressured from many directions. Governments have attempted to improve the forestry industry with privatizing measures, which transfer the property rights through the sale of natural forests or planned forests. Only a limited number of countries were involved in this practice in the 1970s and 1980s, and among them were Chile and PRC.

Global paper consumption trends continue to edge higher, confirming its utility as a low cost, high performance and flexible material. Paper has been labeled by many as “essential” for development and modern living. Global consumption of paper has increased at least 25% during the 20th century and by a factor of three in the last three decades alone.

The Asia-Pacific region’s demand for pulp supply has increased due to the rapid expansion of its economy and one of the largest population densities. These increases have also driven an increasing demand for eucalyptus oil, which China uses over 70% of the world’s production and this amount is projected to increase. This is also true for the demand for the wood chips, which is one of the principal ingredients for manufacturing chipboard. Many experts believe China’s demand for such materials will continue for years to come.

According to a recent World Wood & Forestry report titled “China’s Wood Market, Trade and the Environment”, China is the world’s second largest market after the USA for industrial timber, pulp and paper. It is estimated that Americans consume 17 times more wood products per capita than the Chinese. Further, China is tipped to become the world’s largest market soon. Additionally, according to the report, China’s forests and plantations are expected to provide less than half of the country’s expected total demand for industrial wood by 2010.

The international market’s demand for timber derivative products continues to rise as economic factors drive the consumption of such goods forward. Household production levels directly impact the consumption levels of chipboards.

A nationwide study in China determined 80% of the finished products available to the market are developed in household processing level mills, which cannot meet the market demand. The insufficient rate in correlation with the high demand for timber raw material is so great that outside sources need to be employed. Hence, it is projected that the demand for forest products will continue to rise in China as the economy develops.

THE EUCALYPTUS MARKET

The eucalyptus is a tall, evergreen tree that is highly productive and well-adapted to dry, infertile sites and is a productive land use. Compared with other trees such as the poplar and pine, the fast growth of eucalyptus has resulted in eucalyptus being a source of timber for the paper and pulp industry.

Through detailed analysis, the eucalyptus is found to possess exceptional qualities which make it the superior choice over most woods:

•

Short Fiber Length

•

Low Fiber Coarseness

•

High number of Fibers per gram

•

Fibers Resist Collapse

High quality paper must possess a homogeneous paper formation and high opacity as this reduces surface defects which will ruin print quality. However, such characteristics can only be derived from woods which have a high number of fibers per gram, small fiber lengths and low coarseness.

The eucalyptus, with fiber lengths of about 0.65mm, is 15 - 40% shorter than similar hardwoods like birch, beech and oaks. This is also much shorter when compared to softwood trees like poplar, which have a minimum of 2mm.

In addition, the number of fiber per gram found in eucalyptus trees, are commonly in the 20 million range, while wood from trees such as the US southern pine only have about 1 million per gram. This difference in the number of fibers found per gram of eucalyptus, translates to significant benefits when we take into consideration that for tissue paper production, the key requirements are softness and liquid absorption which are heavily dependent upon the fiber density and the coarseness of the fibers.

Owing to these advantages, demand for eucalyptus has increased substantially, leading to the establishment of many fast-growing and high-yielding plantations in China. Eucalyptus has become one of China’s most important natural resources for timber.

ADDRESSABLE MARKETS

The eucalyptus is an extremely versatile tree with many industrial applications. In addition to its uses for pulp and paper, wood from the eucalyptus also addresses other markets such as the high and low density chipboards for furniture making as well as wood chips and logs for export. Also a fuelwood species, the eucalypt wood has a high combustion value making it a good source for fuelwood. Essential oils can also be extracted from the trees to make medicated oil, perfumes and insect repellents etc.

Eucalyptus Pulp Markets

Over the past decade, timber production in many timber-producing areas has been restricted. The world’s reserves of mature natural timber have been depleted, and environmental concerns have resulted in limits being placed on commercial access to public and private timberlands. Trees, the raw material of the industry, are a renewable resource but we are faced with meeting the increased demand for forest products at a time of increased restrictions on land use and environmental controls. The role in biotechnology in the forest products industry thus expanded and intensive researches are being conducted on a world wide scale on how various biotechnological applications can contribute to forest sustainability.

Pulp is a structural element of all vegetable cells, existing in all forest genus and species. However, the performance of eucalyptus is best for industrial-scale production. The tree produces a greater volume of wood per surface unit, over a short growing cycle.

Our objective is to address the demands of eucalyptus pulp and “green” wood used as eco-friendly timber. For years, eucalyptus pulp is used in the production of items such as paper and paperboards. As wood forms the basis for over 90% of global pulp production, global demand for paper shall increase at an alarming pace and paper making fiber exceeded 350 million tons in 2003. This demand is expected to grow at over 2.3% per annum and is expected to hit 460 million tons in 2015 (as forecasted by International Surveyor JAAKKO POYRY).

Eucalyptus Pulp in China

Eucalypts were first planted in China, our target market, in 1890. It was only in the 1950s-70s when eucalypts were planted on a large scale. Owing to the wide range of uses, demand for eucalyptus has increased substantially, leading to the establishment of many fast-growing and high-yielding plantations in China. Eucalyptus has become one of China’s most important natural resources for timber where the growth of eucalyptus plantation in China has made it the second largest planting of eucalyptus in the world.

Eucalyptus has contributed tremendously towards China’s economic and social progress hence explaining the strong support by the government. Not only has eucalyptus cultivation improved ecological conditions, it has also improved the living standards of the people, introduced new technology and produced new forestry organizations.

In 1996-2001, China had imported over US$6.4 billion in pulp products. This represents a sizable addressable market for us, as domestic demand for paper in China currently represents over 10% of the global demand in 2000, with approximately 43.9 million tons of paper consumed annually and is expected to grow at an annual rate of 4.4% which is double the global average demand growth of 2.2% for paper. According to a study conducted by Dr. He and C. Barr. (2004), baseline projections suggest that China’s aggregate demand will grow from 48.0 million tons in 2003 to 68.5 million tons per year in 2010.

Given the general consensus on rapid expansion of demand on paper and board industry, there are significant attractive income-generating opportunities for forest enterprises. Hence, the domestic supply in China has been projected to grow at an approximate rate of 4%. However, this growth in supply is not able to meet the Chinese’s demand for paper and thus creates a shortfall in supply and hence a “seller’s market.”

Eucalyptus Leaves Markets

We also address the demands for eucalyptus leaves. Eucalyptus oil, which is extracted from a steam distillation process, is the key derivative from the eucalyptus leaves.

The process, which requires over 110 pounds of leaves to produce 2 pounds of oil, begins by confining the leaves after harvest into a container through which steam can be passed. By passing steam through the leaf mass, the high Cineole content oils is vaporized and later condensed. This oil forms the base material for a variety of health and therapeutic products including items such as medicated oils and aromatherapy.

Global consumption exceeds 5,000 tons annually with China accounting for over 70% of global demand. This is set to expand further as the standard of living within China improves and the population shifts towards a more holistic style of living. The published prices of eucalyptus oil range from US$3 - US$6 per kg over values taken from a 5-years period.

Eucalyptus Saplings Markets

Resultant from our accrued research and development achievements and plantation management know-how, we will market our technology and eucalyptus saplings to other growers worldwide. We possess 6 unique strains of genetically engineered eucalyptus trees (GEET) gene which has high productivity yield in volume per cubic meter and good fiber properties that we sell to plantations in China and regional markets. Major targeted markets include Malaysia, Bangladesh, Philippines, Laos and Papua New Guinea. Forecasted market size is in excess of 1,000,000 hectares and would represent a significant source of royalty income to us in the future.

Eucalyptus Wood Chips and Logs

In the future, we will also expand into the provision of raw materials for the chip/fiber board industry. China annually consumes 35 million cubic meters of wood for the fiber board industry. Guangdong Province, which ranks 3rd in China for the production of medium / high density fiber boards currently consumes 9.6 million cubic meters of wood. A latest report on China from the New Zealand Forestry estimates that China will require about 260 – 280 million cubic meters of timber over the next 6 years, with China’s domestic production meeting only half of this demand.

COMPETITION

The existing forest industry is dominated by large foreign logging companies, or landowning companies.

Australia currently exports approximately 6.5 million tons of woodchips annually from ports in Tasmania, Victoria and Western Australia. Australia’s stock in plantations has risen rapidly over the past decade. Estimates show 455,000 hectares of new eucalyptus plantations have been established over the past 7 years. The Australian market competitors have relatively high entrance costs and higher service fess with lower potential return. Their harvesting cycles typically take 6 years or longer and environmental risks weigh heavily on the yield.

Brazil has 400 million hectares of tropical forests, and 7 million hectares of exotic plantations comprised mainly of fast growing eucalyptus. The timber from these plantations provides raw material for charcoal, and pulp and paper production. Brazil accounts for 60% of total charcoal production although native woods are mostly used for timber production; with an annual consumption rate around 250 million cubic meters .

Chile has around 5.5 million hectares of productive native forest, mainly Nothofagus hardwood species. Timber production from native hardwood amounts to 0.35 million cubic meters /year, and nearly 75% is used to produce chips for exports to Asian countries. Pine and eucalyptus plantations cover 1.8 million hectares, with an annual expansion rate of 7-10%. Pinewood accounts for 78% of total plantations; eucalyptus is growing faster and a big surplus could be expected within the next decade.

There are now over 1.54 million hectares of eucalypt plantations in China. Since 1990, most plantations have been managed for the production of pulpwood and some for sawn timber production. The Chinese Government has implemented preferential policies, including reducing taxes and increasing investment, to encourage development of short-rotation, industrial timber, eucalypt plantations. Also, larger markets are stimulating local and foreign capital enterprises to actively invest in Chinese eucalypt plantations. Further research is necessary to select and breed new species, to improve wood quality and cultivation technologies, and to achieve sustainable development of eucalypt plantations in China. However, as commercial forestry is still in its infancy in China, shortage is expected to become more severe as the country progresses towards being an economic powerhouse.

CONTRACT FOR SALE OF EUCALYPTUS SAPLING AND FERTILIZER

In June 2007, our subsidiary, Tian Agro-Technology Ltd., entered into a Contract for the Sale of Eucalyptus Sapling and Micro Ecosystem Energy Fertilizer with Sebuku for the sale of certain species of eucalyptus trees and fertilizer. The total amount of the sale pursuant to the Contract is US$7,000,000.

TECHNOLOGY TRANSFER

In September 2007, we entered into a Licensing Agreement with Tian Investments Group Ltd. (“TIGL”), pursuant to which we transferred a nonexclusive license related to the rapid propagation of Jatropha saplings for large-scale plantation and management, to be used by TIGL in its plantation program in the Philippines.  The license pertains to new methodologies and findings in aeroponic propagation, nursery management and forestry of certain Jatropha saplings.  Pursuant to the agreement, TIGL shall pay the Company a one-time, non-refundable, non-creditable fee of $10 million for the license and related aeroponic agro-biotechnology training, to be paid prior to the first installation of an aeroponic propagation nursery plant at a site to be designated by TIGL.  The agreement is terminable by TIGL upon 60 days prior written notice or by either party 30 days following notice of a material breach.

RESEARCH AND DEVELOPMENT

Our R&D team of agro-biotechnology scientists is capable to undertake projects that improve the production yield of different agricultural crops and/or forestry products while utilizing ecologically friendly agricultural and forestry methods.  Based on our know-how and experience we have developed proven and highly successful propriety methodology for large-scale commercial plantation and management. We have successfully applied our unique non-tube propagation technology in growing bamboo. Our R&D team has also achieved great success with applications of our proprietary Leaf Culture Cultivation and Automated Nursery System in jatropha and main species of aromatherapy plants such as lavender, rose and jasmine.

We are also able to identify land plots and have mapped up a viable and strategic business proposal to transfer our cutting-edge genetically engineered tree program to our business partners.

CAT’s business development team is currently aggressively looking for large-scale plantation development opportunities in other provinces of China, the Asia Pacific region and beyond.

We have already transferred our technical know-how to a number of companies and are currently in the progress of rolling out the plantation program.  Specifically, on September 30, 2006, the Company’s subsidiary, Tian Agro-Technology Ltd., entered into a Technology Transfer Agreement with Sebuku Nusatara Indonesis Perkasa (“Sebuku”) pursuant to which the Company agreed to grant Sebuku an exclusive five-year license for the use of the company’s plantation management technology with respect to certain species of eucalyptus trees in Indonesia in consideration of Sebuku’s agreement to pay the Company (i) a one-time, non-refundable, non-creditable technology license fee of US$20,000,000, and (ii) additional royalty fees of (a) US$0.10 for every seed that the Company delivers to Sebuku and (b) US$0.10 for every sapling that is sold to third parties under the Technology Transfer Agreement. We will use the same model in other ASEAN countries where deforestation and illegal logging has devastated huge tracts of land and created an ecological disaster. We believe that our genetically engineered tree program will be an ideal model for these countries to adopt as they safeguard the environment and benefit from high-yield agricultural production.

Genetically Engineered Eucalyptus Trees Program

Our fundaments are built on existing findings in R&D and management of ecologically friendly eucalyptus tree plantation. In GEET Program, we are constantly researching for improvement to the six strains of hybrid Eucalyptus tree species, which we own that yield specific desirable traits to achieve higher yields per land area. Based on data gathered over the last eight years, we have developed an algorithm of micro organism in organic fertilizer to enhance the growing pattern of eucalyptus trees. This Micro Eco-system Energy Technology, together with our planting methodology and process, has allowed our GEET program to achieve maximum yield for the plantation.

JOINT VENTURE

In July 2007, our subsidiary, Tian Agro-Technology Ltd., entered into a joint venture and shareholders’ agreement with Sebuku Nusantara Indonesia Perkasa, an Indonesia company for development of eucalyptus tree plantation of approximately 20,000 hectares in West Kalimantan, Indonesia. Under the agreements, both agreed to incorporate a joint venture company in Indonesia to undertake the said business venture whereby the equity interest percentage are shared 51% and 49% respectively between the Company and the joint venture partners. The Company is committed to invest the eucalyptus tree plantation technology to the joint venture in an aggregate amount of $10,000,000.

EMPLOYEES

As of December 21, 2007, we had 146 full-time employees and no part-time employees.  We consider our relations with our employees to be good. Contract workers are employed as and when required during the planting season.  Based on our past experience, contractors are readily available and this is a cost effective way to operate our plantations.

DESCRIPTION OF PROPERTY

Principal Executive Offices

We maintain our principal office at 7 Temasek Boulevard #04-02, Suntec Tower One, Singapore 038987. Our telephone number at that office is 65- 64 382232. Our current office space consists of approximately 3,500 square feet. The lease runs until December 2009 at a cost of US$11,000 per month, and thereafter we have an option for extension for another 3 years at a cost of then prevailing market cost. We believe that our current office space and facilities are sufficient to meet our present needs and do not anticipate any difficulty securing alternative or additional space, as needed, on terms acceptable to us.

Operating Lease Commitments

As of September 30, 2007 and 2006, we leased 4 pieces of farm lands in the PRC totaling 16,650 acres under several operating lease agreements for a term of 49 to 51 years ending from 2048 to 2052.

Rent expense for the years ended September 30, 2007 and 2006 was approximately $574,306 and $426,975, respectively.

As of September 30, 2007, future minimum annual operating lease payments are as follows:

Years ended September 30,
2008	$356,734
2009	368,133
2010	277,718
2011	268,679
2012	276,205
Thereafter	20,408,579
Total future minimum operating lease payments	$21,956,048

Legal Proceedings

 From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

RISK FACTORS

Risks Relating to Our Business:

Because of our dependence on a limited number of customers, our failure to generate major contracts from a small number of customers may impair our ability to operate profitably.

We have, in the past, been dependent in each year on a small number of customers who generate a significant portion of our business, and these customers change from year to year.  For the year ended September 30, 2007, two customers, who are located in Indonesia, accounted for 100% of our revenues. Further, during such period, one of these customers accounted for 73% of our revenues. To the extent that we are unable to generate orders from new customers, we may have difficulty operating profitably. Furthermore, to the extent that any one customer accounts for a large percentage of our revenue, the loss of that customer could materially affect our ability to operate profitably.

Because our contracts are individual purchase orders and are not currently long-term agreements, the results of our operations can vary significantly from quarter to quarter.

We do not have any long-term contracts with any of our customers, and major transactions with a small number of customers account for a significant percentage of our revenue. We must bid each contract separately, and when we complete a contract, there is generally no continuing source of revenue under that contract. As a result, we cannot assure you that we have a continuing stream of revenue from any contract. Our failure to generate new business on an ongoing basis would materially impair our ability to operate profitably.

We generally do not have long-term contracts with our customers.

Our business has primarily operated on the basis of short-term purchase orders. Our current purchase agreements can be cancelled or revised without penalty, depending on the circumstances. We plan production on the basis of internally generated forecasts of demand, which makes it difficult to accurately forecast revenues. If we fail to accurately forecast operating results, our business may suffer and the value of your investment may decline.

We extend credit to our customers and our inability to collect such receivables may have an adverse effect on our immediate and long-term liquidity.

We extend credit to our customers based on assessments of their financial circumstances, generally without requiring collateral.  As of September 30, 2007, our accounts receivable totaled an aggregate of $29,430,829, which consisted of $10 million from a related party and $19,430,829 of other receivables. The total accounts receivable represented approximately 75% of current assets and approximately 46% of total assets.  Our overseas customers may be subject to economic cycles and conditions different from those of our domestic customers. We may also be unable to obtain satisfactory credit information or adequately secure the credit risk for some of these overseas customers. The extension of credit presents an exposure to risk of uncollected receivables.  Additionally, to the extent that our receivables are denominated in a foreign currency, the anticipated amounts collected in United States dollar may vary due to fluctuations in currency values. Our inability to collect on these accounts may reduce on our immediate and long term liquidity.

Many of our competitors are larger and have greater financial and other resources than we do and those advantages could make it difficult for us to compete with them.

The forest products industry is very competitive in terms of price and quality. Many of our competitors have substantially greater financial and operating resources and also own more timberlands than we do. Some governmental agencies own large amounts of timberlands. If these agencies choose to sell more timber than they have been selling in recent years, timber prices could fall.  In addition, wood products are subject to significant competition from a variety of non-wood and engineered wood products. Also, we are subject to competition from lumber products and logs imported from foreign sources to PRC as well as to the export markets served by us. The competition we face is a significant increase in competitive pressures from substitute products or other domestic or foreign suppliers, and it is competitive to the extent that our business could be substantially negatively affected.

The supply and demand for lumber could fluctuate, resulting in higher operating costs or lower profit margins, which could have a material adverse impact on our financial condition.

Our financial performance is dependent on the selling prices of our products. The markets for timber and wood products are cyclical and are influenced by a variety of factors beyond our control. In addition, our results of operations are subject to global economic changes as supplies of wood fiber and pulp and paper production capacity shift in response to changing economic conditions.

Our trademark and other intellectual property rights may not be adequately protected, resulting in loss of revenue.

We have obtained patents in China. We may seek to obtain additional patents in other countries. Additional patents may not be issued and our issued patents may not be upheld. We cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours or  otherwise obtain access to our know-how or that others will not be issued patents which may prevent the sale of our products or require licensing and the payment of significant fees or royalties by us for the pursuit of our business.

In addition, the legal systems of many foreign countries, including China, do not protect intellectual property rights to the same extent as the legal system of the United States. If we are unable to adequately protect our proprietary information and technology, our business, financial condition and results of operations could be materially adversely affected.

Intellectual property litigation could harm our business.

In the event of an intellectual property dispute, we may be forced to litigate.  This litigation could involve proceedings instituted by the U.S. Patent and Trademark Office or the International Trade Commission, as well as proceedings brought directly by affected third parties.  Intellectual property litigation can be extremely expensive, and these expenses, as well as the consequences should we not prevail, could seriously harm our business.

If a third party claims an intellectual property right to technology we use, we might need to discontinue an important product or product line, alter our products and processes, pay license fees or cease our affected business activities.  Although we might under these circumstances attempt to obtain a license to this intellectual property, we may not be able to do so on favorable terms, or at all.  We are currently not aware of any intellectual property rights that are being infringed nor have we received notice from a third party that we may be infringing on any of their patents.

Furthermore, a third party may claim that we are using inventions covered by the third party's patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party's patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party's patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either does not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than the Company can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Timber operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company.

Growing and harvesting timber are subject to numerous laws and government policies to protect the environment, non-timber resources such as wildlife and water, and other social values. Compliance with these laws and regulations is a significant factor in our business. Changes in these laws and policies can significantly affect local or regional timber harvest levels and market values of timber-based raw materials.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us.

Forestry and environmental regulations restrict timber harvesting.

Our operations and properties are subject to laws and regulations governing forestry operations, the environment, and health and safety. Some of these laws and regulations could impose on us significant costs, penalties and liabilities for violations or existing conditions whether or not we caused or knew about them. Our lands are also subject to laws and regulations designed to protect wetlands and threatened or endangered species, which may restrict future harvesting, road building and other activities.

The impact of existing regulatory restrictions on future harvesting activities may be underestimated. Federal, state and local laws and regulations intended to protect threatened and endangered species, as well as waterways and wetlands, limit and may prevent timber harvesting, road building and other activities on our timberlands. The threatened and endangered species restrictions apply to activities that would kill, injure or harass a protected species or significantly degrade its habitat. The size of the area subject to restriction will vary depending on the protected species at issue, the time of year and other factors, but can range from less than one to several thousand acres.

Regulation may become more restrictive and reduce the amount of our timber that is available for harvesting. Laws, regulations and related judicial decisions and administrative interpretations affecting our business are subject to change and new laws and regulations that may affect our business are frequently enacted. These changes may adversely affect our ability to sell timber and our operating results. These laws and regulations may relate to, among other things:

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the protection of timberlands;

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endangered species;

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air and water quality;

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timber harvesting practices; and

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recreation and aesthetics.

Over time, the number of environmental, endangered species and forestry laws and regulations has increased markedly and the enforcement of these laws and regulations has intensified. We believe that these laws and regulations will continue to become more restrictive.

Our business could be affected by adverse weather conditions and other natural conditions, resulting in variable quarterly results.

Weather conditions, timber growth cycles and restrictions on access may limit harvesting of our timberlands, as many other factors, including damage by fire, insect infestation, disease, prolonged drought and natural disasters. A reduction in our timber inventory could hurt our financial results and cash flows. As is typical in the industry, we do not maintain insurance for any loss to our timber, including losses due to these causes. A significant portion of the timberland that we own, lease or control is concentrated in limited geographic areas. If the level of production from these forests substantially declines, it could have a material adverse effect on our overall production levels, which in turn could significantly impact the results of any one or more of our reporting periods.

Fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross-border money flow.

We rely on the Chinese government's foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. We receive substantially all of our revenues in Renminbi, which is not freely convertible into other foreign currencies. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion or Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for "current account" transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any others, could further negatively impact our operations.

The change in the exchange rate between the United States dollar and foreign currencies is volatile and may negatively impact our costs which could adversely affect our operating results.

The functional currency of our operations in China is "Renminbi". Results of our operations are translated at average exchange rates into United States dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. Although we may use hedging techniques in the future (which we currently do not use), we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock prices.

If we are unable to retain the services of key personnel or if we are unable to successfully recruit qualified managerial and sales personnel having experience in the business, we may not be able to continue operations.

Our future success will depend to a significant degree upon the continued contributions of our key management, marketing, technical, financial, accounting and operational personnel.  The loss of the services of one or more key employees could have a material adverse effect on our results of operations. The Company also believes that our future success will depend in large part upon our ability to attract and retain additional highly skilled managerial and technical resources. There can be no assurance that the Company will be successful in attracting and retaining such personnel. In addition, recent and potential future facility shutdowns and workforce reductions may have a negative impact on employee recruiting and retention.

Our financial results may fluctuate from period to period as a result of several factors which could adversely affect our stock price.

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control and because many of our operating costs are fixed, even small revenue shortfalls would materially decrease our gross margins.  If future operating results are below the expectations of investors or market analysts, our stock price may decrease. Factors that might impact financial results include:

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the amount and timing of capital expenditures and other costs relating to the implementation of our business plan, including acquisitions of, and investments in, competing or complementary companies or technologies;

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fluctuations and seasonality in the demand for our products;

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uncertainty and variability in demand by customers;

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the introduction of new products or services by our competitors;

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pricing pressure in the telecom industry;

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technical difficulties with respect to the use of our products;

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regulatory changes; and

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general economic conditions and economic conditions specific to the telecom industries.

We are controlled by current officers, directors and principal stockholders.

Our directors, executive officers and principal stockholders and their affiliates beneficially own approximately 52% of the outstanding shares of our common stock. So long as our directors, executive officers and principal stockholders and their affiliates control a majority of our fully diluted equity, they will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. This controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

Risks Related to Agricultural Industry in the People’s Republic of China

Our success depends upon the development of the People’s Republic of China’s agricultural industry.

The People’s Republic of China is currently the world’s most populous country and one of the largest producers and consumers of agricultural products. Roughly half of the People’s Republic of China’s labor force is engaged in agriculture, even though only about 10% of the land is suitable for cultivation. Although the People’s Republic of China hopes to further increase agricultural production, incomes for Chinese farmers are stagnating. Despite the Chinese government’s continued emphasis on agricultural self-sufficiency, inadequate port facilities and a lack of warehousing and cold storage facilities impedes the domestic agricultural trade.

We do not have supplier contracts with all of our trade vendors.

Typically for the agricultural industry in the People’s Republic of China, we do not have supplier contracts with all of our trade vendors. Where we do not have contracts in place, business is conducted on an order-by-order basis. Despite our not having supplier contracts in place in every case, the Directors believe that we have very good relations with the agricultural vendor community.

Risks Related to the People’s Republic of China

The People’s Republic of China’s economic policies could affect our business.

Substantially all of our assets are located in the People’s Republic of China and substantially all of our revenue is derived from our operations in the People’s Republic of China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the People’s Republic of China.

While the People’s Republic of China’s economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the People’s Republic of China, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by the government control over capital investments or changes in tax regulations.

The economy of the People’s Republic of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in the People’s Republic of China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over the People’s Republic of China’s economic growth through the allocation of resources, the control of payment of foreign currency- denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

Capital outflow policies in the People’s Republic of China may hamper our ability to remit income to the United States.

The People’s Republic of China has adopted currency and capital transfer regulations. These regulations may require us to comply with complex regulations for the movement of capital. Although our Directors believe that the Company is currently in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change; the Company may not be able to remit all income earned and proceeds received in connection with our operations or from the sale of its operating subsidiary to our stockholders.

We may face obstacles from the communist system in the People’s Republic of China.

Foreign companies conducting operations in the People’s Republic of China face significant political, economic and legal risks. The Communist regime in the People’s Republic of China, including a cumbersome bureaucracy, may hinder Western investment.

It may be difficult to enforce a United States judgment against us, our officers and directors or to assert United States securities law claims in China.

We are incorporated in Belize.  Most or all of our executive officers and directors are non-residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the Securities Act and the Securities Exchange Act in original actions instituted in Belize or Chinese court against us or any of these persons. Furthermore, service of process upon these persons may be difficult to obtain within the United States.

We may face judicial corruption in the People’s Republic of China.

Another obstacle to foreign investment in the People’s Republic of China is corruption. There is no assurance that we will be able to obtain recourse, if desired, through the People’s Republic of China’s poorly developed and sometimes corrupt judicial systems.

The admission of the People’s Republic of China into the World Trade Organization could lead to increased foreign competition for us.

Domestic competition in the compound fertilizer industry is largely fragmented and foreign competition is minimal. However, as a result of the People’s Republic of China becoming a member of the World Trade Organization (“WTO”), import restrictions on agricultural products are expected to be reduced. With the lowering of import restrictions and the WTO’s requirement for a reduction of import tariffs as condition of membership, such reduced import restrictions and tariffs for us may result in an increase of foreign products and could in turn lead to increased competition in the domestic agricultural market.

We may not be able to obtain regulatory approvals for our products.

The manufacture and sale of agricultural products in the People’s Republic of China is regulated by the People’s Republic of China and the local Provincial Governments. Although our licenses and regulatory filings are current, the uncertain legal environment of the People’s Republic of China and its industry may be vulnerable to local government agencies or other parties who wish to renegotiate the terms and conditions of, or terminate their agreements or other understandings with us.

Risks Relating to Our Common Stock:

If We Fail To Remain Current On Our Reporting Requirements, We Could Be Removed From The OTC Bulletin Board Which Would Limit The Ability Of Broker-Dealers To Sell Our Securities And The Ability Of Stockholders To Sell Their Securities In The Secondary Market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Our Common Stock Is Subject To The "Penny Stock" Rules Of The SEC And The Trading Market In Our Securities Is Limited, Which Makes Transaction In Our Stock Cumbersome And May Reduce The Value Of An Investment In Our Stock.

The SEC has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

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that a broker or dealer approve a person's account for transactions in penny stocks; and

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the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

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obtain financial information and investment experience objectives of the person; and

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make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

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sets forth the basis on which the broker or dealer made the suitability determination; and

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that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Form 6-K that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 6-K, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks the Company face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

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Our ability to attract and retain management, and to integrate and maintain technical information and management information systems;

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Our ability to raise capital when needed and on acceptable terms and conditions;

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The intensity of competition; and

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General economic conditions.

All written and oral forward-looking statements made in connection with this Form 6-K that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

Information regarding market and industry statistics contained in this report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources, and we cannot assure you of the accuracy or completeness of the data included in this report. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. See "Risk Factors" for a more detailed discussion of uncertainties and risks that may have an impact on future results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We are involved in the forest biotechnology industry, primarily involving the ownership, management and operation of Genetically Engineered plantations, (including Eucalyptus Tree, or GEET) and the non-tube clone plantations, in China and selling and marketing of such proprietary rights and technical know-how to the global market.

Company History

On December 21, 2007, we acquired all of the issued and outstanding shares of China Agro-Technology Ltd. (“China Agro”), a British Virgin Islands corporation, from the shareholder of China Agro pursuant to a Stock Exchange Agreement (the “Acquisition Agreement”). Pursuant to the terms of the Acquisition Agreement, we issued an aggregate of 288,000,000 shares of common stock to the shareholder and/or designees of the shareholder of China Agro.

In addition, on December 21, 2007, we entered into a Subsidiary Stock Purchase Agreement with Tang Yuxiang (“Tang”), pursuant to which we sold all of the shares of common stock of Australia China Investments Limited, its wholly-owned company (“Australia China”) to Tang in exchange for Tang assuming all of our existing debt prior to the Acquisition Agreement.

As a result of the foregoing, we currently own 100% of the shares in China Agro, which in turn owns 100% of the shares in Tian Agro Technology Ltd., a British Virgin Islands Company, which in turn owns 100% of the shares in Tian Agro-Technology Pte Ltd, a Singapore incorporated company, which in turn owns 80% of the shares in Qingyuan Zhao Tian Eco-Agriculture Co., Ltd.   Qingyuan Zhao Tian Eco-Agriculture Co., Ltd was set up in Qingyuan City, Guangdong Province, People’s Republic of China, or PRC, in 1997 for the purpose of eucalyptus cultivation.

Business of China Agro-Technology Ltd.

The origin of our business could be traced back to 1980’s when eucalyptus trees were first introduced to PRC. We currently own and operate a eucalyptus plantation with approximately 16,650 acres.

Leveraging on this business opportunity, we believe that we have developed a competitive advantage in forest biotechnology. We are primarily involved in the ownership, management and operation of Genetically Engineered plantations, (including Eucalyptus Tree, or GEET) and the non-tube clone plantations, in China and selling and marketing of such proprietary rights and technical know-how to the global market.

Our strength is our group of highly innovative research scientists and agronomists who specialize in the research and development of agriculture and intelligent computer non-tube plant propagation technology. Driven by biotechnology, we are able to achieve output increases through the shorter growth period. Our genetically engineered eucalypt strains are suitable for cultivation at different climatic conditions and are able to grow within four to five years to a height of 82 to 131 feet, as compared to other species that took about six to eight years to reach the same height. Our genetically engineered eucalyptus trees also yield 50% more in wood timber than those which, to our knowledge, currently leads the world in eucalyptus production. Other unique features of our GEET include increased resistance against pests and weeds, ability to flourish under adverse weather and soil conditions, reduced usage of agro-chemical and growth of at least eight rotations over a period of 50 years without the need for replanting of new saplings.

Following on the proven success of our technological know-how, we are currently marketing a technology transfer program using our genus of eucalypt strains, fertilizer mix, and growing methodology and process to regional countries. Contacts have been established with the various Agricultural Ministries in the regional countries and negotiations are underway to conclude technical transfer and service agreements. Our first technology transfer contract with Sebuku Nusantara Indonesia Perkasa, and Indonesian company, will form the framework for other programs.

We will continue to harvest the mature eucalyptus trees on the existing plantation for the subsequent years and increase our plantation operation. We will also execute new growth strategy through the selling of our technological know-how to regional countries.

Critical Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Cash Equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

	Depreciable life	Residual value
Buildings	20 years	10%
Office equipment, furniture and fittings	5 years	10%
Leasehold improvements	3 years	10%
Motor vehicles	5 – 6 years	10%

Expenditure for maintenance and repairs is expensed as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

Revenue Recognition

We recognize revenue when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the price to the buyer is fixed and determinable, and (4) collectability is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership.

Revenue from the sale of saplings is recognized when legal title passes to the customer, which is generally upon delivery of saplings.

Revenue from the sale of plantation technology right is recognized when legal title passes to the customer, which is generally upon signing and delivery of a legally executed technology transfer deed to the customers.

Results of Operations

Year Ended September 30, 2007 Compared to the Year Ended September 30, 2006

Revenues

Revenues for the year ended September 30, 2007 and 2006 were $37 million and $0, respectively.  The revenue for the year ended September 30, 2007 was primarily due to the income derived from technology transfer fees and sales of saplings.

Cost of Revenue

Cost of revenue includes direct and indirect costs associated with production and supply of saplings and fertilizer.  Cost of revenue for the years ended September 30, 2007 and 2006 was $2.0 million and $0, respectively.  The gross profit for the year ended September 30, 2007 and 2006 was $35 million and $0, respectively. As a percentage of revenue this translates to a gross margin of 94.5% and 0% for the years ended September 30, 2007 and 2006, respectively.  The gross margin improvement was attributed to recognition of the income during the year ended September 30, 2007.

Operating Expenses

Depreciation.  We incurred depreciation expenses of $72,205 for the year ended September 30, 2007, as compared to depreciation expenses of $55,451 for the year ended September 30, 2006, an increase of $16,754, which was a result of increase in stock depreciable assets.

Research and Development.  Research and development expenses included salaries, development materials and other costs specifically allocated to the development of new products.  Research and development expenses for the years ended September 30, 2007 and 2006 were $72,117 and $0, respectively, as a result of expenses on research relating to aeroponic agro-biotechnology and related fertilizers.

Selling and Marketing.  Selling and marketing expenses consist principally of salaries and fees for professional services, legal fees, as well as other marketing and administrative expenses.  Selling and marketing expenses for the years ended September 30, 2007 and 2006 were $725,401 and $199,468, respectively.  The increase of $525,933 was primarily related from an increase in marketing activities.

General and Administrative.  General and administrative expenses consist principally of salaries, rentals, traveling and accommodation expenses. General and administrative expenses for the years ended September 30, 2007 and 2006 were $1,153,623 and $313,885, respectively.  The increase of $839,738 was primarily related from an increase in audit fees, legal fees, and an increase in the number of employees.

Other Income (Expense), Total. Total other income (expense) consists primarily of interest expense related to bank and local borrowings.  For the years ended September 30, 2007 and 2006, total other expense was approximately $300,726 and $77,908, respectively.   The increase in total other expense was primarily a result of interest expense related to bank and local borrowings.

Net Income (Loss)

We had a net income of $32,776,790 for the year ended September 30, 2007 compared to a net loss of ($528,604) for the year ended September 30, 2006, primarily resulting from recognition of income derived from technology transfer fees and sales of saplings during the year ended September 30, 2007. Our accounts receivables for the year ended September 30, 2007 amounted to $29,430,829, as compared to $0 for the year ended September 30, 2006. The increase in our accounts receivables primarily resulted from the commencement of operations during the year ended September 30, 2007.

Liquidity and Capital Resources

Our primary sources of cash for the years ended September 30, 2007 and 2006 were from business operations. As of September 30, 2007, we had cash and cash equivalents in the amount of $13,683 and a positive cash flow from operations for the same period of $4,642,997, as compared to cash and cash equivalents in the amount of $27,490 and a positive cash flow from operations for the year ended September 30, 2006, of $716,358. The change in cash flow resulted primarily from the income from business operations.

Contractual Obligations

As of September 30, 2007, we have entered into commitments for setting up a laboratory with maximum investment quantum of approximately $657,000 (equivalent to RMB 5,000,000) for research and development of agro-biotechnology relating to eucalyptus trees.

In July 2007, our subsidiary, Tian Agro-Technology Ltd., entered into a joint venture and shareholders’ agreement with Sebuku Nusantara Indonesia Perkasa, an Indonesia company for development of eucalyptus tree plantation of approximately 20,000 hectares in West Kalimantan, Indonesia. Under the agreements, both agreed to incorporate a joint venture company in Indonesia to undertake the said business venture whereby the equity interest percentage are shared 51% and 49% respectively between the Company and the joint venture partners. The Company is committed to invest the eucalyptus tree plantation technology to the joint venture in an aggregate amount of $10,000,000.

Except for the foregoing, we have no material long-term commitments associated with our capital expenditure plans or operating agreements. Consequently, we believe we have a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. Our level of capital expenditures will vary in future periods depending on the success we experience in our acquisition and developmental activities, forestry conditions and other related economic factors. Currently no sources of liquidity or financing are provided by off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities.

Off-Balance Sheet Arrangements

At September 30, 2007 and September 30, 2006, we did not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FAS 109”)”, to clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 (the first quarter of the Company’s 2008 fiscal year). The adoption of this new accounting pronouncement is not expected to have a material impact on the Company’s financial statements.

In September 2006, FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement focuses on creating consistency and comparability in fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (the Company’s 2009 fiscal year), and interim periods within those fiscal years. The adoption of this new accounting pronouncement is not expected to have a material impact on the Company’s financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No.108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires companies to quantify misstatements based on their impact on each of their financial statements and related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings for errors that were not previously deemed material but are material under the guidance in SAB 108. The adoption of this new accounting pronouncement did not have a material impact on the Company’s financial statements.

In February 2007, FASB issued Statement of Financial Accounting Standards No.159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (the Company’s 2009 fiscal year). We are currently evaluating the impact this adoption will have on the Company’s consolidated financial statements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

Amounts Due To and/or From Related Parties

As of September 30, 2007 and 2006, we had the following amounts due from related parties and the relationship of the related parties:

	As of September 30,
	2007	2006

- Tian Investments Group Ltd. (“TIGL”), a shareholder of the Company	$3,615,357	$913,557
- Qingyuan Tian Agro-Technology Co., Ltd., a related company with common shareholder	379,872	52,260
- Chen Xue Wu, a minority shareholder of QYZT	395,538	-
- Chen Xue Yi, brother of Chen Xue Wu	110,436	35,299
- Dr. He Tian, director of the Company	224,311	95,799
- Tian Bio-Medical Pte Ltd, a related party with common director of Tian Agro-Technology Pte Ltd	1,046,655	-
	$5,772,169	$1,096,915

The balances represented temporary advances from related parties, which were unsecured, non interest-bearing and repayable in the next twelve months.

As of September 30, 2007 and 2006, we had the following amounts due to related parties and the relationship of the related parties:

	As of September 30,
	2007	2006

- Chen Xue Wu, a shareholder of the Company’s subsidiary	$4,084,855	$3,741,160
- Dr. He Tian, director of the Company	415,975	-
- Tian Bio-Medical Pte Ltd, a related party with common director of Tian Agro-Technology Pte Ltd	48,300	9,781
	$4,549,130	$3,750,941

The balances represented the temporary advances to related parties, which were unsecured and interest-free with no fixed terms for repayment.

The balance due to Chen Xue Wu is unsecured, with no fixed terms for repayment. Interest expenses were amounted to $172,397 and $37,135 for the years ended September 30, 2007 and 2006, respectively, at an interest rate of 8.64% per annum.

Technology know-how sold to a related party

In September 2007, we entered into a Licensing Agreement with Tian Investments Group Ltd. (“TIGL”), a principal shareholder of the Company, pursuant to which we transferred a nonexclusive license related to the rapid propagation of saplings for large-scale plantation and management, to be used by TIGL in its plantation program in the Philippines.  The license pertains to new methodologies and findings in aeroponic propagation, nursery management and forestry of selected species of genetically engineered trees for commercialized plantations, including but not limited to unique strains of hybrid eucalyptus, pine and Chinese fir.  Pursuant to the agreement, TIGL shall pay us a one-time, non-refundable, non-creditable fee of $10 million for the license and related aeroponic agro-biotechnology training, to be paid prior to the first installation of an aeroponic propagation nursery plant at a site to be designated by TIGL.  The agreement is terminable by TIGL upon 60 days prior written notice or by either party 30 days following notice of a material breach.

Corporate guarantee

As of September 30, 2007, we had short-term bank borrowings represented by a term loan of $400,213 (equivalent to RMB 3,000,000) payable to a financial institution, which were unsecured and bear interest at 7.20% per annum with principle due April 20, 2008. The amount is guaranteed by Qingyuan Wantian Forestry Co., Ltd., a company owned by a related party, Mr.Chen Xue Wu.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our company’s capital stock as of December 21, 2007, as to

•

Each person known to beneficially own more than 5% of the Company’s common stock

•

Each of our directors

•

Each executive officer

•

All directors and officers as a group

Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Amount Beneficially Owned (2)	Percentage of Class (2)	Title of Class
Dr. He Tian	128,576,000 (3)	40.00%	Common
Paw Yew Hock	0	0%	Common
Tang Qiu Ting	0	0%	Common
Cheong Kum Hong	0	0%	Common
Chen Zhi Wei	0	0%	Common
Lee Chong Gim Daniel	0	0%	Common
All officers and directors as a group ( 6 persons)	128,576,000 (3)	40.00%	Common
Tian Investments Group Ltd. (3)	128,576,000	40.00%	Common
Rontric Investment Holding Ltd. (4)	31,456,000	9.79%	Common
Titanium Capital Pte Ltd. (5)	31,403,000	9.77%	Common
Boulevard Holdings Group Ltd. (6)	29,552,000	9.19%	Common
De An Men Holdings Pte Ltd. (7)	30,137,000	9.38%	Common

* Less than 1%.

(1)

Except as otherwise indicated, the address of each beneficial owner is c/o China Agro China Agro-Technology Ltd., 7 Temasek Boulevard #04-02, Suntec Tower One, Singapore 038987.

(2)

Applicable percentage ownership is based on 321,447,000 shares of common stock outstanding as of December 21, 2007, together with securities exercisable or convertible into shares of common stock within 60 days of December 21, 2007 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of December 21, 2007 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)

Dr. He Tian has voting and investment control of the shares owned by Tian Investments Group Ltd.

(4)

Cheung Man Ah has voting and investment control of the shares owned by this entity.

(5)

Goh Hoon Seow has voting and investment control of the shares owned by this entity.

(6)

Ong Kah Choo has voting and investment control of the shares owned by this entity.

(7)

Choo Seng Wah has voting and investment control of the shares owned by this entity.

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 19, 2007, the Company filed an Amended and Restated Memorandum and Articles of Association with the registrar of Belize in order to effectuate three changes: 1) change the name of the Company from Yantai Dahua Holdings Company Ltd. to Tian Agro-Technology Holdings Ltd.; 2)  increase the number of authorized shares of common stock to 500,000,000 and change the par value from $1.00 to $.001; and 3) create 5,000,000 shares of “blank-check” preferred stock, $.001 par value per share.

On December 22, 2007, the Company changed its fiscal year end from December 31 to September 30, which reflects the year end of the Company’s operating subsidiaries.

On December 22, 2007, the Company’s directors and a majority of the Company’s shareholders approved the filing of an Amended and Restated Memorandum and Articles of Association with the registrar of Belize in order to change the name of the Company from Tian Agro-Technology Holdings Ltd. to China Agro-Technology Holdings Ltd. The Company is currently proceeding to complete the filing of said Amended and Restated Memorandum and Articles of Association.

 Financial Statements and Exhibits.

(a)  Financial statements of business acquired.

Filed herewith.

(b) Pro forma financial information.

To be filed by amendment.

(c) Exhibits

Exhibit Number	Description
10.1

Stock Exchange Agreement, dated as of December 21, 2007, by and among Tian Agro-Technology Holdings Ltd., China Agro-Technology Ltd. and Tian Investments Group Ltd., the shareholder of China Agro-Technology Ltd.

10.2	Subsidiary Purchase Agreement, dated as of December 21, 2007, by and between Tian Agro-Technology Holdings Ltd. and Tang Yuxiang
10.3	Technology Transfer Agreement, dated as of September 1, 2006, by and between Sebuku Nusantara Indonesia Perkasa and Tian Agro-Technology Ltd.
10.4	Joint Venture Agreement, dated as of July 18, 2007, by and between Sebuku Nusantara Indonesia Perkasa and Tian Agro-Technology Ltd.
10.5	Sapling Sales Agreement, dated as of June 6, 2007, by and between Sebuku Nusantara Indonesia Perkasa and Tian Agro-Technology Ltd.
10.6	Licensing Agreement, dated as of September 20, 2007, by and between China Agro-Technology Ltd. And Tian Investments Group Ltd.
99.1	Press Release, issued December 28, 2007

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

Dated: December 28, 2007

By:

/s/ HE TIAN

Name:

Dr. He Tian

Title:

Chief Executive Officer

30.9.2006 & 2007_v11_by RP

11:35

_________________________________________________________________

CHINA AGRO-TECHNOLOGY LTD.

Consolidated Financial Statements

For The Years Ended September 30, 2007 And 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

___________________________________________________________________

ZHONG YI (HONG KONG) C.P.A. COMPANY LIMITED

Certified Public Accountants

CHINA AGRO-TECHNOLOGY LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

China Agro-Technology Ltd.

We have audited the accompanying consolidated balance sheets of China Agro-Technology Ltd. and its subsidiaries (“the Company”) as of September 30, 2006 and 2007 and the related consolidated statements of operations and comprehensive income, cash flows, and stockholders’ equity for the years ended September 30, 2007 and 2006. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Agro-Technology Ltd. as of September 30, 2007 and 2006 and the results of operations and cash flows for the years ended September 30, 2007 and 2006 and in conformity with accounting principles generally accepted in the United States of America.

/s/ Zhong Yi (Hong Kong) C.P.A. Company Limited

Zhong Yi (Hong Kong) C.P.A. Company Limited

Certified Public Accountants

Hong Kong, China

December 20, 2007

CHINA AGRO-TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2007 AND 2006

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of September 30,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$13,683	$27,490
Accounts receivable, related party	10,000,000	-
Accounts receivable	19,430,829	-
Amount due from related parties	2,156,812	183,358
Amount due from a shareholder	3,615,357	913,557
Inventories	2,822,674	2,672,642
Other receivables and prepayments	1,119,503	16,724

Total current assets	39,158,858	3,813,771

Non-current assets:
Property, plant and equipment, net	529,784	474,823
Timber, net	4,650,801	4,123,669
Technical know-how	20,000,000	20,000,000
Total non-current assets	25,180,585	24,598,492
TOTAL ASSETS	$64,339,443	$28,412,263

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	$400,213	$378,941
Accounts payable	4,061,149	1,561,037
Amount due to related parties	4,549,130	3,750,941
Income tax payable	5,871	-
Other payables and accrued liabilities	2,289,499	2,211,107

Total current liabilities	11,305,862	7,902,026

MINORITY INTEREST	-	106,733

Stockholders’ equity:
Common stock, $1 par value; 100,000,000 shares authorized; 1 share issued and outstanding	1	1
Common stock, $1 par value; 1,149,107 shares to be issued	1,149,107	1,149,107
Additional paid-in capital	20,000,000	20,000,000
Accumulated other comprehensive loss	(237,965)	(91,252)
Retained earnings (accumulated deficits)	32,122,438	(654,352)

Total stockholders’ equity	53,033,581	20,403,504

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$64,339,443	$28,412,263

See accompanying notes to consolidated financial statements.

CHINA AGRO-TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

(Currency expressed in United States Dollars (“US$”))

	Years ended September 30,		November 23, 2005 (inception) through September 30, 2007
	2007	2006

REVENUES:
Sales of sapling	$7,000,000	$-	$7,000,000
Sales of plantation technology right, related party	10,000,000	-	10,000,000
Sales of plantation technology right	20,000,000	-	20,000,000
Total revenues	37,000,000	-	37,000,000

COST OF REVENUE	(2,000,000)	-	(2,000,000)
GROSS PROFIT	35,000,000	-	35,000,000

OPERATING EXPENSES:
Depreciation	(72,205)	(55,451)	(127,656)
Research and development cost	(72,117)	-	(72,117)
Selling and marketing	(725,401)	(199,468)	(924,869)
General and administrative	(1,153,623)	(313,885)	(1,467,508)

Total operating expenses	(2,023,346)	(568,804)	(2,592,150)

INCOME (LOSS) FROM OPERATIONS	32,976,654	(568,804)	32,407,850

OTHER INCOME (EXPENSES):
Interest expense	(300,845)	(77,979)	(378,824)
Other income	119	71	190
Total other expenses	(300,726)	(77,908)	(378,634)

INCOME (LOSS) BEFORE INCOME TAXES	32,675,928	(646,712)	32,029,216

Income tax expense	(5,871)	-	(5,871)
Minority interest	106,733	118,108	224,841

NET INCOME (LOSS)	$32,776,790	$(528,604)	$32,248,186

Other comprehensive loss:
Foreign currency translation loss	(146,713)	(91,252)	(237,965)

COMPREHENSIVE INCOME (LOSS)	$32,630,077	$(619,856)	$32,010,221

See accompanying notes to consolidated financial statements.

CHINA AGRO-TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

(Currency expressed in United States Dollars (“US$”))

	Years ended September 30,
	2007	2006
Cash flow from operating activities:
Net income (loss)	$32,776,790	$(528,604)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	72,205	55,451
Minority interest	(106,733)	106,733
Changes in operating assets and liabilities:
Accounts receivable, related party	(10,000,000)	-
Accounts receivable	(19,430,829)	-
Inventories	(150,032)	(2,672,642)
Other receivables and prepayments	(1,102,779)	(16,724)
Accounts payable	2,500,112	1,561,037
Income tax payable	5,871	-
Other payables and accrued liabilities	78,392	2,211,107

Net cash provided by operating activities	4,642,997	716,358

Cash flow from investing activities:
Purchase of property, plant and equipment	(108,505)	(501,909)
Expenditure on timber	(545,793)	(4,152,034)

Net cash used in investing activities	(654,298)	(4,653,943)

Cash flow from financing activities:
Proceeds from short-term bank borrowings	21,272	378,941
Contribution to additional paid-in capital	-	1,149,107
Advances (to) from related parties	(1,175,265)	3,567,583
Advances to a shareholder	(2,701,800)	(1,039,304)

Net cash (used in) provided by financing activities	(3,855,793)	4,056,327

Foreign currency translation adjustment	(146,713)	(91,252)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(13,807)	27,490

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	27,490	-

CASH AND CASH EQUIVALENTS, END OF YEAR	$13,683	$27,490
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest expenses	$300,845	$77,979

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Waiver of director’s loan	$-	$20,000,000

See accompanying notes to consolidated financial statements.

CHINA AGRO-TECHNOLOGY LTD.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Common stock		Common stock to be issued		Additional	Accumulated other	(Accumulated deficits)	Total stockholders’
	No. of shares	Amount	No, of shares	Amount	paid-in capital	comprehensive loss	retained earnings	(deficits) equity

Balance as of October 1, 2005	1	$1	-	$-	$-	$-	$(125,748)	$(125,747)

Waiver of a director’s loan	-	-	-	-	20,000,000	-	-	20,000,000

Common stock to be issued for the share exchange	-	-	1,149,107	1,149,107	-	-	-	1,149,107

Foreign currency translation adjustment	-	-	-	-	-	(91,252)	-	(91,252)

Net loss for the year	-	-	-	-	-	-	(528,604)	(528,604)

Balance as of September 30, 2006	1	$1	1,149,107	$1,149,107	$20,000,000	$(91,252)	$(654,352)	$20,403,504

Foreign currency translation adjustment	-	-	-	-	-	(146,713)	-	(146,713)

Net income for the year	-	-	-	-	-	-	32,776,790	32,776,790

Balance as of September 30, 2007	1	$1	1,149,107	$1,149,107	$20,000,000	$(237,965)	$32,122,438	$53,033,581

See accompanying notes to consolidated financial statements.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

1.

ORGANIZATION AND BUSINESS BACKGROUND

China Agro-Technology Ltd. (“CAT”) was incorporated in the British Virgin Islands (“BVI”) on November 23, 2005 and is primarily engaged in research and development of genetically engineered plantations technology and through its subsidiaries, operated fee timber in the People’s Republic of China (the “PRC”). Fee timber represents the growing and harvesting of trees from leased trees farm lands owned by third parties. CAT’s active subsidiaries include Tian Agro-Technology Ltd (“TAT”), Tian Agro-Technology Pte Ltd (“TATP”) and Qing Yuan Zhao Tian Eco-Agriculture Co., Ltd. (“QYZT”).

CAT is currently marketing and selling the eucalyptus tree plantation technology rights to customers throughout the world. On June 1, 2006, the director of CAT, Dr. He Tian contributed the eucalyptus tree plantation technology at a total consideration of $20,000,000 to CAT. The consideration was satisfied by the creation of a shareholder loan to Dr. He Tian.

TAT is a wholly-owned subsidiary of CAT, which was incorporated in the BVI on May 31, 2006. TAT is principally involved in the continuous development of eucalyptus tree plantation technology and provision of timber management and consulting activities to QYZT.

On April 1, 2007, CAT and TAT entered into the Plan of Reorganization (“the Reorganization”) between TATP and Tian Investments Group Ltd. (“TIGL”), a common shareholder of CAT and TATP. Pursuant to the Reorganization, CAT, through its wholly-owned subsidiary, TAT acquired 100% equity interest of TATP in exchange for the new shares of common stock of CAT in the aggregate amount of $1,149,106. TATP was incorporated as a limited liability company in Singapore on May 29, 2004. Its principal activity is an investment holding of 80% equity interest in QYZT and to manage a corporate office in Singapore.

QYZT was registered as a limited liability company in the PRC with its registered capital of $1,235,391 (Renminbi Yuan (“RMB”) 10,000,000). Its principal business is engaged in operating and managing of 6,739 hectares of eucalyptus trees farm in Guangdong Province, the PRC. The farm lands were owned by third parties. On August 2, 2005, TATP acquired 80% equity interest in QYZT for a cash consideration of $989,854 (RMB8,000,000).

On April 30, 2007, CAT, through TAT completed the share transfer in TATP. As a result, TATP became a wholly-owned subsidiary of CAT.

Since the ultimate owners of CAT and TATP were the common shareholder, the ownership transfer transaction was accounted for as a transfer of entities under common control under the guidance of Statements of Financial Accounting Standards ("SFAS") No. 141, “Business Combinations”. Hence, the consolidation of TAT, TATP and QYZT has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

CAT, TAT, TATP and QYZT are hereinafter referred to as (“the Company”).

The Company had no substantive operations from its inception through June 2007 and was considered as a development stage enterprise in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”. Starting from June 2007, the Company commenced the trading of saplings and the transfer of technical know-how and ceased being a development stage company in fiscal year 2007.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●

Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

●

Use of estimates

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the years reported. Actual results may differ from these estimates.

●

Principle of consolidation

The consolidated financial statements include the financial statements of CAT, TAT, TATP and QYZT.

All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●

Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

●

Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment. As of September 30, 2007 and 2006, the allowance for doubtful accounts was not required.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

●

Inventories

Inventories of young trees (saplings) and fertilizers are stated at the lower of cost or market, primarily using the weighted average cost method. Sapling costs include all direct growing costs.

●

Timber

Timber, which includes logging facilities, is stated at acquisition cost less accumulated depreciation of logging facilities and includes no estimated future reforestation cost. The cost of fee timber harvested is based on the volume of timber harvested in relation to the estimated volume of timber recoverable. Logging facilities, which consist primarily of roads constructed and other land improvements, are depreciated using the straight-line method over an estimated life. The Company estimates its fee timber inventory using statistical information and data obtained from physical measurements and other information gathering techniques. The cost of timber purchased and reforestation costs are capitalized at the time of acquisition. Fee timber carrying costs are expensed as incurred. The value of the fee timber will be reviewed each reporting period and should be tested for impairment.

●

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

	Depreciable life	Residual value
Buildings	20 years	10%
Office equipment, furniture and fittings	5 years	10%
Leasehold improvements	3 years	10%
Motor vehicles	5 – 6 years	10%

Expenditure for maintenance and repairs is expensed as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

●

Intangible assets

Intangible assets refer to the purchased technical know-how acquired from a related party at the fair value. Purchased technical know-how includes secret formulas, manufacturing processes, technical and procedural manuals, with an indefinite useful life. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, if an intangible asset is determined to have an indefinite useful life, it should not be amortized until its useful life is determined to be no longer indefinite. The asset’s remaining useful life should be reviewed each reporting period. If such an asset is later determined to have a finite useful life, the asset should be tested for impairment. That asset should then be amortized prospectively over its estimated remaining useful life and accounted for in the same way as intangible assets subject to amortization. An intangible asset that is not subject to amortization should be tested for impairment at least annually.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

●

Impairment of long-life assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews its long-lived assets, including property, plant and equipment, timber and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There has been no impairment as of September 30, 2007 and 2006.

●

Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive (loss) income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

●

Revenue recognition

The Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the price to the buyer is fixed and determinable, and (4) collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership.

Revenue from the sale of saplings is recognized when legal title passes to the customer, which is generally upon delivery of saplings.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

Revenue from the sale of plantation technology right is recognized when legal title passes to the customer, which is generally upon signing and delivery of a legally executed technology transfer deed to the customers.

●

Research and development costs

Research and development costs are expensed as incurred and relate mainly labor cost incurred. The Company incurred $72,117 and $nil for the years ended September 30, 2007 and 2006, respectively.

●

Advertising cost

The Company expenses advertising costs as incurred in accordance with SOP 93-7 “Reporting for Advertising Costs”. The Company incurred $207,903 and $5,752 for the years ended September 30, 2007 and 2006.

●

Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operations.

The reporting currency of the Company is the United States dollars (“U.S. dollars”) and the accompanying consolidated financial statements have been expressed in U.S. dollars. In addition, the Company’s operating subsidiaries in the PRC and Singapore maintain their books and record in their local currency, RMB and Singapore dollars, which are functional currencies as being the primary currency of the economic environment in which their operations are conducted.

Assets and liabilities of the subsidiaries whose functional currency is not the U.S. dollars are translated into US dollars, in accordance with SFAS No 52, “Foreign Currency Translation”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary is recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

●

Fair value of financial instruments

The Company values its financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”.  The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies.  The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, amount due from/to related parties, amount due from a shareholder, other receivables and prepayments, short-term bank borrowings, accounts payable, income tax payable and other payables and accrued liabilities.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short term maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective year ends.

●

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statement of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●

Segment reporting

SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. Starting from June 2007, the Company operates in three reportable operating segments.

●

Recently issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FAS 109”)”, to clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 (the first quarter of the Company’s 2008 fiscal year). The adoption of this new accounting pronouncement is not expected to have a material impact on the Company’s financial statements.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

In September 2006, FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement focuses on creating consistency and comparability in fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (the Company’s 2009 fiscal year), and interim periods within those fiscal years. The adoption of this new accounting pronouncement is not expected to have a material impact on the Company’s financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No.108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires companies to quantify misstatements based on their impact on each of their financial statements and related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings for errors that were not previously deemed material but are material under the guidance in SAB 108. The adoption of this new accounting pronouncement did not have a material impact on the Company’s financial statements.

In February 2007, FASB issued Statement of Financial Accounting Standards No.159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (the Company’s 2009 fiscal year). We are currently evaluating the impact this adoption will have on the Company’s consolidated financial statements.

3.

ACQUISITION OF QIAN YUAN ZHAO TIAN ECO-AGRICULTURE CO., LTD.

On August 2, 2005, TATP acquired 80% of the controlling interest in QYZT. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations of QYZT have been included in the accompanying financial statement for the each of the two years ended September 30, 2007 and 2006 since the date of the acquisition of the controlling interest.

The aggregate purchase price was determined to be $989,854, (equivalent to RMB8,000,000), which was paid in cash.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

The following table summarizes the estimated fair value of the portion of the assets acquired and liabilities assumed at the date of acquisition. The Company obtained valuations from an independent value for its property and timber and the allocation of the purchase price consideration is presented as below:

	Fair value of assets acquired and liabilities assumed	Allocation of negative goodwill	Allocation of purchase price of assets acquired
Acquired assets:
Cash	$3,253	$-	$3,253
Prepayments	10,127	-	10,127
Other receivable	92	-	92
Property, plant and equipment	505,899	-	505,899
Timber	10,426,956	(5,555,343)	4,871,613

Total assets acquired	10,946,327	(5,555,343)	5,390,984

Less: liabilities assumed
Short-term bank borrowings	(371,195)	-	(371,195)
Accounts payable	(1,449,401)	-	(1,449,401)
Amount due to related parties	(2,269,676)	-	(2,269,676)
Accrued expenses	(63,395)	-	(63,395)
	(4,153,667)	-	(4,153,667)
Less: minority interest	(247,463)	-	(247,463)

	$6,545,197	$(5,555,343)	$989,854

4.

ACCOUNTS RECEIVABLE

	As of September 30,
	2007	2006

Sebuku Nusantara Indonesia Perkasa	$19,430,829	$-

Subsequent to September 30, 2007, the Company received approximately $17,150,000 from this customer.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

5.

INVENTORIES

	As of September 30,
	2007	2006

Sapling costs	$212,782	$201,472
Fertilizers	2,609,892	2,471,170
	$2,822,674	$2,672,642

For the years ended September 30, 2007 and 2006, the Company recorded no allowance for obsolete inventories and write-offs.

6.

OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the followings:

	As of September 30,
	2007	2006

Other receivables	$208,822	$7,064
Deposits	893,875	-
Prepayments	16,806	9,660
	$1,119,503	$16,724

7.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of September 30,
	2007	2006

Buildings	$574,082	$543,568
Office equipment, furniture and fittings	44,612	-
Leasehold improvements	54,976	-
Motor vehicles	17,343	98,525
	691,013	642,093
Less: accumulated depreciation	(161,229)	(167,270)
	$529,784	$474,823

Depreciation expenses for the years ended September 30, 2007 and 2006 were $53,544 and $27,086, respectively.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

8.

TIMBER, NET

	As of September 30,
	2007	2006

Fee timber	$4,446,116	$3,861,260
Logging facilities	657,551	622,600

	5,103,667	4,483,860
Less: logging facilities, accumulated depreciation	(452,866)	(360,191)
	$4,650,801	$4,123,669

Depreciation expenses of logging facilities for the years ended September 30, 2007 and 2006 were $18,661 and $28,365, respectively.

For the year ended September 30, 2007 and 2006, the Company did not record any impairment loss on timber.

9.

TECHNICAL KNOW-HOW

	As of September 30,
	2007	2006

Eucalyptus tree plantation technology	$20,000,000	$20,000,000

Eucalyptus tree plantation technology was contributed by the director of the Company, Dr. He Tian (see Note 1). This technical know-how is stated at the fair value of $20,000,000 with an indefinite useful life.

For the year ended September 30, 2007 and 2006, the Company tested for impairment in accordance with the SFAS 142 and no impairment charge was required.

10.

SHORT-TERM BANK BORROWINGS

Short-term bank borrowings were as follows:

	As of September 30,
	2007	2006

Short-term bank borrowings	$400,213	$378,941

The short-term bank borrowings represent a term loan of $400,213 (equivalent to RMB 3,000,000) payable to a financial institution, unsecured and bear interest at 7.20% per annum with principle due April 20, 2008. The amount is guaranteed by the company owned by a related party, Mr Chen Xue Wu (see Note 14).

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

11.

OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of following:

	As of September 30,
	2007	2006

Salaries payable	$34,209	$-
Welfare payable	133,118	95,125
Accrued expenses	2,104,376	1,648,480
Other payables	17,796	467,502
	$2,289,499	$2,211,107

12.

STOCKHOLDERS’ EQUITY

At the date of incorporation on November 23, 2005, CAT’s authorized capital was 50,000 shares of common stock, par value $1.00 with 1 share issued and outstanding.

Pursuant to the board resolution on June 1, 2006, the shareholder of the Company approved to waive director’s loan of $20,000,000 (see Note 1). The balance was treated as a credit of the additional paid-in capital in the stockholders’ equity.

On July 1, 2007, the shareholder of the Company approved an increase in the number of authorized share from 50,000 to 100,000,000 by creation of 99,950,000 ordinary shares at par value of $1.00 each.

13.

INCOME TAXES

The Company has operations in three tax jurisdictions: Labaun, Singapore and the PRC. As discussed in more details in Note 1, the Company did not generate any revenue from its inception through June 2007. For the year ended September 30, 2007, the Company has generated the income before income taxes of $32,675,928 among three tax jurisdictions as follows:

	Years ended September 30,
	2007	2006
Tax jurisdictions:
– Labaun	$34,748,144	$-
– Singapore	(756,189)	((56,170)
– the PRC	(1,316,027)	(590,542)
Income (loss) before income taxes	$32,675,928	$(646,712)

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

Labaun

Under the current Labaun Tax Law, the Company is subject to 3% of net income or a fixed sum of $5,871 (equivalent to RM 20,000), whichever is lower.

Singapore

Pursuant to the Singapore Income Tax Laws, the Corporate Income Tax is at a statutory rate of 20%. Unutilized tax losses and capital allowances may be carried forward indefinitely to offset future taxable income provided that the beneficial ownership of the company remains substantially (at least 50%) the same as at certain relevant dates. For capital allowances, there is an additional requirement that the same trade or business in respect of which these capital allowances were made continues to be carried on. Carrybacks or transfers to other companies are not permitted.

The PRC

The Company is subject to taxes in the PRC. Pursuant to the PRC Income Tax Laws, the Company is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax). QYZT is registered and operates in Qing Yuan, Guangdong Province, the PRC. In accordance with the PRC tax laws, all enterprises engaged in the agricultural produce including forestry, seedlings and saplings are fully exempted from the PRC income tax with effect from January 1, 2001. This exemption is applied and approved on a yearly basis towards the end of the financial year. QYZT is granted the exemption on income derived from timber and saplings business segments since its inception.

Deferred income taxes are resulted from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences as of September 30, 2007 and earlier years, no deferred tax assets and liabilities have been recognized.

14.

RELATED PARTY TRANSACTIONS

(i)

As of September 30, 2007 and 2006, the Company had the following amounts due from related parties and the relationship of the related parties:

	As of September 30,
	2007	2006

- Tian Investments Group Ltd. (“TIGL”), a shareholder of the Company	$3,615,357	$913,557
- Qingyuan Tian Agro-Technology Co., Ltd., a related company with common shareholder	379,872	52,260
- Chen Xue Wu, a minority shareholder of QYZT	395,538	-
- Chen Xue Yi, brother of Chen Xue Wu	110,436	35,299
- Dr. He Tian, director of the Company	224,311	95,799
- Tian Bio-Medical Pte Ltd, a related party with common director of TATP	1,046,655	-
	$5,772,169	$1,096,915

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

The balances represented temporary advances from related parties, which were unsecured, non interest-bearing and repayable in the next twelve months.

(ii)

As of September 30, 2007 and 2006, the Company had the following amounts due to related parties and the relationship of the related parties:

	As of September 30,
	2007	2006

- Chen Xue Wu, a shareholder of the Company’s subsidiary	4,084,855	3,741,160
- Dr. He Tian, director of the Company	415,975	-
- Tian Bio-Medical Pte Ltd, a related party with common director of TATP	48,300	9,781
	$4,549,130	$3,750,941

The balances represented the temporary advances to related parties, which were unsecured and interest-free with no fixed terms for repayment.

Except for the balance due to Chen Xue Wu is unsecured, with no fixed terms for repayment. Interest expenses were amounted to $172,397 and $37,135 for the years ended September 30, 2007 and 2006, respectively at interest rate of 8.64% per annum.

(iii)

Technology know-how sold to a related party

For the year ended September 30, 2007, the Company sold technology know-how in leaf culture cultivation and automated nursery system to a shareholder, TIGL for a consideration of $10,000,000 in a normal course of business.

(iv)

Corporate guarantee

As of September 30, 2007, the short-term bank borrowings were guaranteed by Qingyuan Wantian Forestry Co., Ltd., a company owned by a related party, Mr. Chen Xue Wu (see Note 10).

15.

SEGMENT REPORTING, BUSINESS AND GEOGRAPHICAL INFORMATION

(a)

Business information

The Company’s chief operating decision maker has been identified as director, Dr. He Tian, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Starting from June 2007, the Company has determined that it has three operating and reporting segments for the year ended September 30, 2007 which are sale of sapling, fee timber and sale of plantation technology right, respectively.

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

An analysis of the Company’s revenue and net assets are as follows:

	Years ended September 30,
	2007	2006
Revenue:
Sales of sapling	$7,000,000	$-
Sales of plantation technology right	30,000,000	-

	$37,000,000	$-

Gross profit:
Sales of sapling	$5,000,000	$-
Sales of plantation technology right	30,000,000	-

	$35,000,000	$-

Net assets:
Sapling	$5,000,000	$-
Plantation technology right	48,750,261	19,010,389
Fee timber	(810,088)	426,932
Corporate	93,408	966,183

	$53,033,581	$20,403,504

There was no revenue or gross profits generated from fee timber for the years ended September 2007 and 2006.

(b)

Geographic information

The Company operates in the PRC and Singapore. All of the Company’s long-lived assets are located in the PRC and Singapore, respectively. In respect of geographical segment reporting, sales are based on the country in which the customer is located and total long-lived assets are based on the country where the assets are located.

The Company’s operations are located in two main geographical areas. The Company’s sales by geographical market are analyzed as follows:

	Years ended September 30,
	2007	2006
Revenue:
Indonesia	$27,000,000	$-
Philippine	10,000,000	-

	$37,000,000	$-

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

	As of September 30,
	2007	2006
Long-lived assets:
Singapore	$20,076,438	$20,000,000
The PRC	5,104,147	4,598,492

	$25,180,585	$24,598,492

16.

CHINA CONTRIBUTION PLAN

Under the PRC Law, full-time employees of the Company’s subsidiary, QYZT, are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. QYZT is required to accrue for these benefits based on certain percentages of the employees’ salaries.

17.

STATUTORY RESERVES

The Company’s subsidiary, QYZT, is required to make appropriations to reserves funds, comprising the surplus reserve, public welfare fund and enterprise expansion fund, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriations to these reserves funds are made at the discretion of the Board of Directors.

For the years ended September 30, 2007 and 2006, no appropriation was made because the subsidiary, QYZT generated an operating loss under the PRC GAAP.

18.

CONCENTRATION AND CREDIT RISK

(a)

Major customers and vendors

For the year ended September 30, 2007, 12% and 88% of the Company’s long-lived assets were located in the PRC and Singapore, respectively and 73% of the Company’s revenues were derived from a customer located in Indonesia.

For the year ended September 30, 2007, customers who account for 10% or more of revenues are presented as follows:

Customers	Revenue	Percentage of revenue	Accounts receivable
Customer A	$27,000,000	73%	$19,430,829
Customer B	10,000,000	27%	10,000,000
	$37,000,000	100%	$29,430,829

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

For the year ended September 30, 2006, the Company has not commenced the operations.

There was no vendor who account for 10% or more of purchases for the years ended September 30, 2006 and 2007.

(b)

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition, but does not require collateral to support such receivables.

(c)

Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company’s interest-rate risk arises from short-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk. Company policy is to maintain approximately all of its borrowings in fixed rate instruments. As of September 30, 2007 and 2006, all of borrowings were at fixed rates.

19.

COMMITMENTS AND CONTINGENCIES

(a)

Operating lease commitments

As of September 30, 2007 and 2006, the Company (i) leased 4 pieces of farm lands in the PRC under several operating lease agreements for a term of 49 to 51 years ending from 2048 to 2052, (ii) leased one office premise in Singapore under an operating lease term of 3 years with an option for extension for another 3 year ending 2012.

Rent expense for the years ended September 30, 2007 and 2006 was approximately $574,306 and $426,975, respectively.

As of September 30, 2007, future minimum annual operating lease payments are as follows:

Years ended September 30,
2008	$356,734
2009	368,133
2010	277,718
2011	268,679
2012	276,205
Thereafter	20,408,579
Total future minimum operating lease payments	$21,956,048

CHINA AGRO-TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

 (Currency expressed in United States Dollars (“US$”))

(b)

Capital commitments

(i)

As of September 30, 2007, the Company has entered into commitments for setting up a laboratory with maximum investment quantum of approximately $657,000 (equivalent to RMB 5,000,000) for research and development of agro-biotechnology relating to eucalyptus tree.

(ii)

On July 18, 2007, the Company entered into a joint venture and shareholders’ agreement (the “Agreement”) with an Indonesia company for development of eucalyptus tree plantation of approximately 20,000 hectares in West Kalimantan, Indonesia. Under the agreements, both agreed to incorporate a joint venture company in Indonesia to undertake the said business venture whereby the equity interest percentage are shared 51% and 49% respectively between the Company and the joint venture partners. The Company is committed to invest the eucalyptus tree plantation technology to the joint venture in an aggregate amount of $10,000,000.

20.

SUBSEQUENT EVENTS

Pursuant to the resolution on December 7, 2007, the shareholder of the Company approved to issue 1,149,107 new shares of common shares with par value of $1.00 each to Tian Investments Group Limited for an aggregate amount of $1,149,107